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17018168

SEC
Mail Processing
Section

DEC 11 2017

Washington DC
406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49130

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/16 (MM/DD/YYY) AND ENDING 10/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORTHERN CAPITAL SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

50 HIGH STREET, 4TH FLOOR
(No. and Street)

NORTH ANDOVER (City) MA (State) 01845 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID OLDAKER 978-475-8525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220 (Address) NORWOOD (City) MA (State) 02062 (Zip Code)

RECEIVED
2017 DEC 11 PM 3:24
SEC / TM

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

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OATH OR AFFIRMATION

I, DAVID OLDAKER ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NORTHERN CAPITAL SECURITIES CORPORATION , as of OCTOBER 31 , 20 17 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:



JOSEPH P. SAVOIE
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
September 4, 2020

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHERN CAPITAL SECURITIES CORPORATION

FINANCIAL STATEMENTS

OCTOBER 31, 2017

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Northern Capital Securities Corporation

We have audited the accompanying statement of financial condition of Northern Capital Securities Corporation as of October 31, 2017, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Northern Capital Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northern Capital Securities Corporation as of October 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of aggregate indebtedness and net capital pursuant to Rule 15c3-1, and the computation for determination of reserve and information relating to possession or control requirements for broker/dealers under rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Northern Capital Securities Corporation's financial statements. The supplemental information is the responsibility of Northern Capital Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion of the supplemental information, we evaluated whether the supplemental information, including its form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital pursuant to Rule 15c3-1, and the computation for determination of reserve and information relating to possession or control requirements for broker/dealers under rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Norwood, Massachusetts
November 29, 2017

NORTHERN CAPITAL SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

October 31, 2017

ASSETS

Cash	$ 757,847
Deposit with clearing organization	100,000
Receivable from broker-dealers and clearing organizations	124,048
Furniture and fixtures, at cost, less accumulated depreciation of $163,015	17,043
Other assets	25,671
	$ 1,024,609

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable, accrued expenses, and other liabilities	$ 126,159
Stockholder's equity:	
Common stock, authorized 1,000 shares, issued 12 shares	63,552
Additional paid-in capital	25,000
Retained earnings	855,157
Less 12.5 shares of common stock in treasury, at cost	(45,259)
Total stockholder's equity	898,450
	$ 1,024,609

The accompanying notes are an integral part of these financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

STATEMENT OF INCOME

For the Year Ended October 31, 2017

Revenues:	
Commissions	$ 2,134,155
12b-1 fees	11,068
Other income	891
	2,146,114
Expenses:	
Clearing expenses	134,048
Employee compensation and benefits	1,161,907
Owner compensation and benefits	132,025
Other related party compensation and benefits	46,511
Communications and data processing	213,566
Occupancy	90,864
Other expenses	195,623
	1,974,544
Income before income taxes	171,570
Income taxes	1,827
Net Income	$ 169,743

The accompanying notes are an integral part of these financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended October 31, 2017

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total
Balance at November 1, 2016	$ 63,552	$ 25,000	$ (45,259)	$ 685,414	$ 728,707
Net Income	-	-	-	169,743	169,743
Shareholder distributions	-	-	-	-	-
Balance at October 31, 2017	$ 63,552	$ 25,000	$ (45,259)	$ 855,157	$ 898,450

The accompanying notes are an integral part of these financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended October 31, 2017

Cash flows from operating activities:	
Net Income	$ 169,743
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	11,916
(Increase) decrease in operating assets:	
Decrease in receivable from broker-dealers and clearing organizations	9,824
Increase in other assets	(13,999)
(Decrease) increase in operating liabilities:	
Increase in accounts payable and accrued expenses	31,425
Net cash provided by operating activities	208,909
Cash flows from investing activities	
Purchase of furniture and fixtures	(28,959)
Cash flows from financing activities	
None	-
Increase in cash	179,950
Cash at beginning of the year	577,897
Cash at end of the year	$ 757,847
Supplemental cash flow disclosures:	
Income tax payments	$ 1,827

The accompanying notes are an integral part of these financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2017

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis. The related commission income and expenses are also recorded on the settlement date basis. Generally accepted accounting principles requires revenue to be recognized on a trade date basis. There is no material difference between the trade and settlement date.

The Company clears all securities transactions through RBC Capital Markets LLC on a fully disclosed basis.

Advertising

The Company expenses the cost of advertising as incurred. Advertising expense was $4,826 for the fiscal year ending October 31, 2017.

Furniture and Fixtures

Property and equipment are recorded at cost. The cost of maintenance and repairs is charged to operations as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the fiscal year ending October 31, 2017 was $11,916.

Income Taxes

The Company operates as an S Corporation. As such, the Company's income or loss and credits are passed through to the sole stockholder, and reported on his individual income tax returns.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

NOTE 3 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $855,736 which was $755,736 in excess of its required net capital of $100,000. The Company's net capital ratio was .14 to 1.

NOTE 4 – EMPLOYEE BENEFITS

The Company has a 401(k) savings plan for all employees. The Company at its discretion may match employee contributions to the plan. For the fiscal year ending October 31, 2017 the Company contributed $0 for employees to the plan.

NOTE 5 -LONG TERM LEASES

The Company leases its operating facility under an operating lease expiring in July 31, 2022. Rent expense for fiscal year 2017 was $ 47,267. Under a prior lease rent amounted to $43,597.

NOTE 5 - LONG TERM LEASES (Continued)

Minimum future lease payments for non-cancelable operating leases are approximately:

Period	Annual Base Rent
11/1/17 to 10/31/18	$ 84,164
11/1/18 to 10/31/19	86,420
11/1/19 to 10/31/20	88,676
11/1/20 to 10/31/21	90,932
11/1/21 to 6/30/22	61,624
	$ 411,816

NOTE 6 - OFF BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include banks, other financial institutions, and the general public. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 7 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal /market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 7 – FAIR VALUE (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liabilities level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 29, 2017, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

OCTOBER 31, 2017

SCHEDULE I

NORTHERN CAPITAL SECURITIES CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

OCTOBER 31, 2017

AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$126,159	
NET CAPITAL:		
Common stock		$ 63,552
Additional paid-in capital		25,000
Retained earnings		855,157
Treasury stock		(45,259)
		$ 898,450
ADJUSTMENTS TO NET CAPITAL:		
Furniture and fixtures		(17,043)
Other assets		(25,671)
Net Capital, as defined		$ 855,736
NET CAPITAL REQUIREMENT		$ 100,000
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 755,736
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.14 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$ 855,736
Net audit adjustments	-
Decrease in non-allowables and haircuts	-
Net capital per above	$ 855,736

There were no material differences between the above computation of net capital, and the cooresponding computation submitted by the Company with the unaudited X-17A-5 as of October 31, 2017.

See Independent Auditor's Report.

SCHEDULE II

NORTHERN CAPITAL SECURITIES CORPORATION

COMPUTATION FOR AND INFORMATION RELATED TO POSSESSION OR CONTROL DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGEACT OF 1934

OCTOBER 31, 2017

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Review Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Northern Capital Securities Corporation

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Northern Capital Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Northern Capital Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Northern Capital Securities Corporation stated that Northern Capital Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Northern Capital Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Northern Capital Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Norwood, Massachusetts
November 29, 2017

NORTHERN CAPITAL SECURITIES CORPORATION

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

OCTOBER 31, 2017

Northern Capital Securities Corporation is exempt from the reserve and possession or control requirements under rule 15c3-3(k)(2)(ii) of the Securities and Exchange Act of 1934. The Company was compliant with Rule 15c3-3(k)(2)(ii) as it did not carry any customer funds or securities throughout the fiscal year ending October 31, 2017.



David G. Oldaker, President